WEALTH MANAGEMENT RESOURCES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2020

WITH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

WEALTH MANAGEMENT RESOURCES, INC.
FINANCIAL STATEMENTS
For the Year Ended December 31, 2020

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEALTH MANAGEMENT RESOURCES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28 CEDAR SWAMP ROAD, SUITE ONE
(No. and Street)

SMITHFIELD	RI	02917
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARTHUR EVERLY (401) 356-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANDLER & COMPANY PC
(Name – *if individual, state last, first, middle name*)

144 GOULD STREET, SUITE 204	NEEDHAM	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ARTHUR EVERLY _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

WEALTH MANAGEMENT RESOURCES, INC _____ , as

of DECEMBER 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



Janice T. Hebert
Notary Public, State of RI
My Commission
Expires: 0 4/26/20 21

_____
Signature

_____
PRESIDENT
Title


Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.

Certified Public Accountants and Advisors

144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480

Fax. (781) 455-6239

www.sandlercpa.com

<u>Report of Independent Registered Public Accounting Firm</u>

To the Stockholders of
Wealth Management Resources, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wealth Management Resources, Inc. as of December 31, 2020, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wealth Management Resources, Inc. as of December 31, 2020 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wealth Management Resources, Inc.'s management. Our responsibility is to express an opinion on Wealth Management Resources, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wealth Management Resources, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information including, Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3, have been subjected to audit procedures performed in conjunction with the audit of Wealth Management Resources, Inc.'s financial statements. The supplementary information is the responsibility of Wealth Management Resources, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as Wealth Management Resources, Inc.'s auditor since 2015.

Needham, Massachusetts

February 28, 2021

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Current Assets:

Cash and cash equivalents	$	54,808
Prepaid expenses		3,300
Investment advisory fees receivable		405,445
Investment securities, cost basis $137,181		163,988
Total Current Assets		627,541

Non-Current Assets:

Office furniture and equipment at cost less accumulated depreciation of $31,564	20,145

TOTAL ASSETS	$	647,686

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts payable and accrued expenses	10,242
TOTAL LIABILITIES	10,242

Stockholders' Equity:

Common stock - $1 par value, authorized 8,000 shares, issued and outstanding 200 shares	200
Additional paid-in capital	5,000
Retained earnings	632,244
TOTAL STOCKHOLDERS' EQUITY	637,444

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	647,686

The accompanying notes are an integral part of the financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2020

REVENUES:

Investment advisory fees	$ 1,470,021
Commissions from the sale of mutual fund shares and insurance and annuity products	236,270
Dividend income	7,006
Interest income	81
Change in unrealized gains and losses on investment securities	14,109
TOTAL REVENUES	1,727,487

EXPENSES:

Compensation	1,435,163
Office rent	65,200
Professional fees	40,820
Technology and communication	40,001
Office	35,159
Regulatory	11,213
Advertising	9,504
Insurance	9,175
Depreciation and disposals	8,378
Travel and entertainment	7,064
Utilities	5,641
Other expenses	7,038
TOTAL EXPENSES	1,674,356
NET INCOME	$ 53,131

The accompanying notes are an integral part of the financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2020

| | Common Stock | | Additional Paid-In | Retained | Total Stockholders' |
	Shares	Amount	Capital	Earnings	Equity
Balance at beginning of year	200	$ 200	$ 5,000	$ 596,370	$ 601,570
Net income				53,131	53,131
Distributions to stockholders				(17,257)	(17,257)
Balance at end of year	200	$ 200	$ 5,000	$ 632,244	$ 637,444

The accompanying notes are an integral part of the financial statements.


WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020


Cash Flows from Operating Activities:

Net income	$	53,131
Adjustments to reconcile net income to net cash		
flow from operating activities:		
Depreciation		4,328
Loss on disposal of furniture and equipment		4,050
Change in unrealized gains and losses for investment securities		(14,109)
Dividends reinvested		(7,006)
Changes in operating assets and liabilities:		
Increase in accounts receivable		(39,888)
Increase in prepaid expenses		(3,300)
Increase in accounts payable		7,146
Net Cash from Operating Activities		4,352
Cash Flows from Investing Activities -		
Purchase of office furniture		(15,497)
Cash Flows from Financing Activities -		
Distributions to stockholders		(17,257)
Net decrease in cash and cash equivalents		(28,402)
Cash and cash equivalents, beginning of the year		83,210
Cash and cash equivalents, end of the year	$	54,808

Non-cash Investing Activity

During the year dividend income of $7,006 from the mutual fund investments was automatically reinvested to purchase mutual fund shares.


The accompanying notes are an integral part of the financial statements


Note 1: Summary of Significant Accounting Policies

Nature of Business - Wealth Management Resources, Inc. ("the Company"), a Rhode Island Corporation, was formed in 1994. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer and as an investment advisor. The Company is a member of the Financial Industry Regulatory Authority. The Company earns fees for investment advisory services, charged as a percentage of assets under management. The Company earns commissions from sales of several types of investments, including shares of mutual funds and other securities, annuities, and various insurance products.

Basis of Accounting - The Company's financial statements are prepared on the accrual basis and on the basis of accounting principles that are generally accepted in the United States of America.

Revenue Recognition - The Company earns commissions from sales of several types of investments, including shares of mutual funds and other securities, annuities, and various insurance products. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks of ownership have been transferred to or from the customer.

The Company also earns commissions paid by mutual funds over the period of time that the Company's customers continue to hold investments in the mutual funds. The services performed for such commissions are considered to be performed over time as the Company advises its customers to continue holding investments in the mutual funds, and the revenue is therefore recognized at the time payments are earned.

The Company provides investment advisory services for many of its customers on a continuing basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and recognized as revenue at that time as they relate specifically to the services provided in each quarter.

Income Taxes - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under subchapter S of the Internal Revenue Code. As an S corporation, the Company generally does not pay corporate income taxes. Instead, the Company's stockholders report the taxable income or loss and other items of tax significance on their individual income tax returns.

Note 1: **Summary of Significant Accounting Policies (Continued)**

Income Taxes (Continued)

Management believes that it is more likely than not that its position regarding the Company's S Corporation status would be sustained upon examination. Accordingly, the Company's financial statements do not reflect a liability for income taxes. The Company's federal and state income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. The earliest year still open and subject to examination is 2017.

Investment Securities —Investment securities are carried at fair value. Gains or losses realized upon sale of the investments are included in net income, as are the changes in unrealized gains and losses during the reporting period.

Fair Value Measurements — Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the most advantageous market in an orderly transaction between market participants on the measurement date. The Company is required to classify its fair value measurements based on a hierarchy of valuation inputs as follows:

Level 1	Quoted prices in active markets for identical assets and liabilities.
Level 2	Quoted prices for securities in markets that are not active; quoted prices in active markets for securities which are not identical to those being valued; inputs other than quoted prices that are observable for the asset or liability being valued, either directly or indirectly.
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurements and unobservable.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

WEALTH MANAGEMENT RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

Note 1: **Summary of Significant Accounting Policies (Continued)**

Office Furniture and Equipment — Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the useful lives of the assets, ranging from three to ten years as follows:

Assets	Life
Computer Equipment	3-5 Years
Furniture & Other Office Equipment	7-10 Years

Cash and Cash Equivalents - The Company has defined cash equivalents to include cash held at broker.

Note 2: **Investment Advisory Fees Receivable**

Accounts receivable of $405,445 at December 31, 2020 represent amounts due from investment advisory fees from customers and are considered fully collectible.

Note 3: **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Unified Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $184,334, which was $179,334 in excess of its required net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .0556 to 1.

Note 4: **Leases**

The Company formerly leased its office space from a limited liability company whose owners are the current and a former stockholder of the Company. This lease had a term expiring in April 2021. It provided for fixed rental payments of $2,000 per month, and the Company was required to pay the condominium fee and real estate taxes for the premises. The lease was terminated by agreement as of June 30, 2020, and the Company paid $20,000 as a lease termination fee, equivalent to the base rent for the remaining term of the lease. The remaining right-of-use asset was written off against the remaining lease liability when the lease was cancelled.

Note 4: **Leases (Continued)**

The Company entered into a lease with an unrelated landlord for office space in a different location, for a one-year term from May 2020 through April 2021. Rent is $3,900 per month ($46,800 per year), and the Company is not obliged to pay real estate taxes. The lease provides for a security deposit of $3,300. The Company has seven options to renew for one-year terms, with no change in rent for the first five years. Because the noncancellable lease term is only one year, the Company has not recorded a right-of-use asset or lease liabilities associated with this lease. Rent is charged to expense as it is paid.

Rent expense for 2020 consists of the following:

Rent to related lessor:	
Monthly rent January to June 2020	$ 12,000
Additional for taxes and condominium fees	2,000
Termination fee	20,000
Total to related lessor	34,000
Rent under new lease July – December 2020	31,200
Total rent expense	$ 65,200

Note 5: **Market and Credit Risk**

Market risk is the potential loss the Company may incur as a result of changes in the fair value of its investment securities. The value of marketable securities is subject to the risk of unfavorable movements in market prices.

The Company maintains its cash balances in banks located in Rhode Island. These balances are currently insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2020, cash balances of $54,808 are federally insured.

Note 6: **Investment Securities**

The Company invests in securities for its own account. The securities are held for the Company by the brokerage firm Charles Schwab. Investment securities at December 31, 2020 consists of the following, at fair value:

Mutual funds - equity	$141,308
Mutual fund - bonds	6,302
Exchange traded funds - equity	16,378
	$ 163,988

Note 6:   Investment Securities (Continued)

Shares in the mutual fund investments may be redeemed at any time. Their fair value is determined by the net asset value per share as of the last day of the year, which is the price at which the funds offer and redeem their shares. Fair value of exchange traded funds is determined by the market price at the end of the last day of the year. Fair value measurements at December 31, 2020 are summarized as follows:

	Level 1	Level 2	Level 3	Total
Investment securities	$163,988	$ -	$ -	$163,988

Note 7:   Retirement Plan

The Company has a defined contribution 401(k) retirement plan under which the Company funds a matching contribution not to exceed 4% of employee compensation. The Company may also make a discretionary profit sharing contribution. The Company's contributions to the plan in 2020 totaled $100,000.

Note 8:   COVID-19

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Note 9:   Subsequent Events

Management has evaluated subsequent events through February 28, 2021, the date on which the financial statements were available to be issued, and has determined that there are no subsequent events that require adjustment of or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

WEALTH MANAGEMENT RESOURCES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2020

Net Capital

Total Stockholders' Equity	$	637,444
Deductions and/or charges Non-allowable assets:		
Office furniture and equipment, at cost-net of accumulated depreciation		(20,145)
Prepaid expenses		(3,300)
Accounts receivable and other assets		(405,445)
Net Capital, Before Haircuts on Securities Portion		208,554
Haircuts on securities:		
Marketable securities		(24,220)
Net Capital	$	184,334

Aggregate Indebtedness
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	10,242
Total Aggregate Indebtedness	$	10,242

Computation of Basic Net Capital Requirements
Minimum net capital required	$	5,000
Net capital in excess of requirement	$	179,334
Net capital less greater of 10% of aggregate indebtedness or 120% of		
minimum dollar net capital	$	178,334
Ratio of aggregate indebtedness to net capital		.056 to 1

There are no material differences between the computation of net capital above and the computation of net capital in the Company's corresponding unaudited X-17A-5 Part IIA filing.

The accompanying notes are an integral part of the financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2020

The company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(1) and, therefore, is not required to maintain a “Special Reserve Bank Account for the Exclusive Benefit of Customers.”

WEALTH MANAGEMENT RESOURCES, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
OF THE SECURITIES AND EXCHANGE COMMISSION
PURSUANT TO RULE 15c3-3
As of December 31, 2020

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.



SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Wealth Management Resources, Inc.

We have reviewed management's statements included in the accompanying Exemption Report in which *(1)* Wealth Management Resources, Inc. identified the following provision of 17 C.F.R. Section 15c3-3(k) under which Wealth Management Resources, Inc. claimed an exemption from 17 C.F.R. Section 240.15c3-3: (1) (the "exemption provision") and *(2)* Wealth Management Resources, Inc. stated that Wealth Management Resources, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Wealth Management Resources, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wealth Management Resources, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sandler & Company PC

Needham, Massachusetts
February 28, 2021

Massachusetts | California | Cayman Islands | New York

WEALTH MANAGEMENT RESOURCES, INC.
EXEMPTION REPORT PURSUANT to RULE 15c3-3 of the SECURITIES and EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2020

Wealth Management Resources Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provision of 17 C.F.R §240.15c3-3 ; (k)(1)

(2) The Company met the identified exemption provision in 17 C.F.R §240.15c3- 3(к)(1) for the most recent fiscal year without exception.

Wealth Management Resources Inc.

I, Arthur C. Everly, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By

Title: President